                                                       FILED BY VERITAS DGC INC.
               PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                      AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                       SUBJECT COMPANY: VGS Inc.
                                                  COMMISSION FILE NO.: 001-07427


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933, as amended:

o Press release issued by Veritas on July 30, 2002.

o Message sent to Veritas employees on July 30, 2002.

o Press release issued by Veritas on July 31, 2002.

                                     * * * *

THE FOLLOWING PRESS RELEASE WAS ISSUED BY VERITAS ON JULY 30, 2002 TO ANNOUNCE THE VERITAS BOARD OF DIRECTORS WITHDRAWS SUPPORT FOR THE COMBINATION WITH PGS.


                                 [VERITAS LOGO]


   VERITAS BOARD WITHDRAWS SUPPORT FOR COMBINATION WITH PETROLEUM GEO-SERVICES



HOUSTON, TX - JULY 30, 2002 - Veritas DGC Inc. ("Veritas") (NYSE & TSE: VTS) today announced that its Board of Directors has withdrawn its approval and recommendation supporting the previously announced business combination with Petroleum Geo-Services ASA (NYSE: PGO, OSE: PGS).

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.


For additional information, please contact:

Mindy Ingle, Investor Relations                                   (832) 351-8821


                                     * * * *

THE FOLLOWING MESSAGE WAS SENT BY E-MAIL ON JULY 30, 2002 FROM THE MANAGEMENT OF VERITAS TO THE VERITAS EMPLOYEES.

This afternoon, the Board of Directors of Veritas announced that it had withdrawn it's approval and recommendation supporting the previously announced business combination with Petroleum Geo-Services. The Board felt that the merger would not be in the best interest of the Veritas shareholders. A press release is being issued at this time to tell the public that this action has been taken. In essence, this means that the merger will not proceed and that each company will continue to pursue their own directions. We wish PGS well in their future endeavors.

On behalf of the Board, I would like to thank all of the many people who contributed a significant amount of time and effort to help facilitate the merger. It has been challenging at times, fun at time and always a learning experience. Now that the process has taken this turn, it's time that we concentrate on our business and the many fine opportunities that are before us. Life is a journey, not a destination.


                                     * * * *

THE FOLLOWING PRESS RELEASE WAS ISSUED BY VERITAS ON JULY 31, 2002 TO ANNOUNCE THE TERMINATION OF THE COMBINATION WITH PGS.

                                 [VERITAS LOGO]




   MERGER AGREEMENT BETWEEN VERITAS DGC AND PETROLEUM GEO-SERVICES TERMINATED


HOUSTON, TX - JULY 31, 2002 - Veritas DGC Inc. ("Veritas") (NYSE & TSE: VTS) today announced that its merger agreement with Petroleum Geo-Services ASA (NYSE:
PGO, OSE: PGS) has been formally terminated.

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.


                                      # # #


For additional information, please contact:

Mindy Ingle, Investor Relations                                   (832) 351-8821